O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

October 31, 2016

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Carol Farmer Waite et al. Filed September 29, 2016 File No. 1-34249

Amendment No. 3 to Schedule 13D filed by Carol Lynn Farmer Waite
Filed August 29, 2016
File No. 5-30680

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 27, 2016 (the “Staff Letter”), with regard to the above-referenced matters filed on August 29, 2016 (the “Open Letter”) and September 29, 2016 (the “Investor Presentation”). We have reviewed the Staff Letter with our client, Carol Farmer Waite and the other participants in her solicitation (collectively, “Save Farmer Bros.”), and provide the following responses on Save Farmer Bros. behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Open Letter and Investor Presentation, as applicable.

Amendment No. 3 to Schedule 13D

5.	The letter to the Board attached as Exhibit 99.1 to the Schedule 13D appears to constitute soliciting materials and should have been filed under the cover of Schedule 14A no later than the date the materials were first sent or given to shareholders. Refer to Exchange Rules 14a-1(l)(1) and 14a-12. Please advise.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 31, 2016

Save Farmer Bros. acknowledges the Staff’s comment. We do not believe the Open Letter constitutes a “solicitation,” as nothing in the letter (i) requests a proxy; (ii) requests to execute or not to execute, or to revoke, a proxy; or (iii) furnishes a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Additionally, the Open Letter precedes Save Farmer Bros.’ submission of nomination materials to the Company. The letter is merely an open letter to the Board stating concerns about the Company.

Soliciting Materials filed pursuant to Exchange Act Rule 14a-12

6.	We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s management, all without adequate factual foundation. For example, we note that the investor presentation, filed as an exhibit to the soliciting materials filed on September 29, 2016, and/or the letter from Ms. Waite addressed to the Board, dated August 29, 2016 and attached as an exhibit to Amendment No. 3 of the Schedule 13D, contain the following statements:

Save Farmer Bros. acknowledges the Staff’s comment and on a supplemental basis provides the Staff with the following support for each of the below-referenced statements.

•	“Mr. Keown claims to have hand-picked three out of seven directors, which leads us to question the overall independence of the Board and its ability to hold senior management accountable”

Save Farmer Bros. believes this statement is supported by the source cited in the footnote which was omitted from the above quote. The footnote references Mike Keown’s LinkedIn profile at https://www.linkedin.com/in/mike-keown. Specifically, Mr. Keown states that he prides himself on “recruiting great Board Members” and that he “[d]ramatically strengthened [the FARM] Board of Directors recruiting 3 of 7 new Directors….” We believe a CEO should not be hand-picking director candidates. Identifying director candidates should fall under the purview of the Nominating and Corporate Governance Committee. Moreover, we believe it is a fair question to ask whether a seven member board consisting of the CEO and three hand-picked directors is meaningfully independent of management and can genuinely hold management accountable.

•	“We have witnessed Mr. Keown admittedly pack the Board of Directors of Farmer Bros....with what are essentially three personal appointees, effectively giving him control of the Board. How can the Board properly oversee Mr. Keown or hold him accountable when he and his hand-picked directors are in control?”

Similar to the explanation for the preceding bullet, Save Farmer Bros. believes this statement is supported by the source cited in the footnote that was omitted from the above quote. The footnote references Mike Keown’s LinkedIn profile at https://www.linkedin.com/in/mike-keown. Specifically, Mr. Keown states that he prides himself on “recruiting great Board Members” and that he “[d]ramatically strengthened [the FARM] Board of Directors recruiting 3 of 7 new Directors….”

October 31, 2016

•	“It seems apparent to us that with so little “skin in the game” the Board does not have the same commitment to shareholder value as we do.” Please reconcile such statement with what appears to be a slate of directors nominated by Save Farmer Bros. that also do not appear to have significant equity ownership in the Company. For example, the Save Farmer Bros proxy statement appears to indicate that John Samore, Jr. and Jennifer Gonzalez-Yousef do not hold any direct or indirect equity interests in the Company, and Tom Mortensen has sold over 36,500 shares ( or approximately 85% of the equity interests he once held in the Company) following his retirement in July 2015.

Save Farmer Bros. believes the argument by FARM, namely that our Nominees’ stock ownership levels and stock sales precludes Save Farmer Bros. from criticizing the independent director’s lack of skin in the game, is a red herring. Messrs. Mortensen and Samore and Ms. Gonzalez-Yousef are not currently directors, and, thus, don’t have an obligation, in our view, to own a significant amount of stock.

Save Farmer Bros. believes this bulleted statement is supported by the fact that the independent directors own a de minimis amount of stock – 0.4% of common shares outstanding – when compared to the ownership levels of Save Farmer Bros. Save Farmer Bros. has much more at risk with its investment in FARM than the independent directors. When the independent directors make questionable capital allocation decisions, such as those outlined on page 24 of the Investor Presentation, they don’t suffer the consequences nearly as greatly as we and other large shareholders do.

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Save Farmer Bros. acknowledges the Staff’s comment. In future solicitation materials, Save Farmer Bros. will not use the above or similar statements without providing a proper factual foundation for such statements. As to matters for which Save Farmer Bros. does have a proper factual foundation, Save Farmer Bros. will avoid making statements about those matters that go beyond the scope of what is reasonably supported by its factual foundation. Save Farmer Bros. acknowledges that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement, and that there must be a reasonable basis for each opinion or belief that Save Farmer Bros. express. To the extent that Save Farmer Bros. is unable to provide adequate support, Save Farmer Bros. will refrain from including such statements in future solicitation materials.

October 31, 2016

7.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

Save Farmer Bros. acknowledges the Staff’s comment and on a supplemental basis provides the Staff with the following support for each of the below-referenced statements.

•	“[w]e believe the removal of Jeanne Farmer Grossman, the Board’s largest shareholder, as Chair of the Compensation Committee reflects an attempt to stifle any differing views on the Board, which is contrary to proper corporate governance.” (page 58 of the investor presentation) In responding to this bullet point, please address the disclosure on page 24 of the Company’s definitive proxy statement that in January 2016 the Board determined that Ms. Grossman was no longer independent under the Nasdaq listing standards. It is also our understanding that the determination that Ms. Grossman was no longer independent was approved by each of the six other directors on the Board and resulted from an inability or unwillingness of any other director to affirmatively conclude that Ms. Grossman was independent.

Save Farmer Bros. believes this statement is supported by the fact that upon the removal of Ms. Grossman as Chair of the Compensation Committee, executive compensation targets became confidential.[1] Save Farmer Bros. also believes that any assertion that Ms. Grossman was removed as Chair of the Compensation Committee because she was no longer classified as “independent” by the Board is misleading. When Ms. Grossman was removed as Chair of the Compensation Committee she was still deemed independent and, in fact, continued to serve as a member of the Committee.[2] However, the Committee is now chaired by Randy Clark, who was recruited by FARM CEO, Mr. Keown.[3] Additionally, the Committee was expanded by one to add another recruit of Mr. Keown, Charles Marcy.[4]

On the issue of whether the Board properly approved stripping Ms. Grossman of independent status in 2016 and, thus, removed her from the Compensation Committee, we note that Ms. Grossman is not a member of the Save Farmer Bros. Thus, we don’t have any comments on the merits of this decision.

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[1] Company’s Form DEF 14A filed October 28, 2015.

[2] Company’s Form DEF 14A filed October 28, 2015.

[3] Company’s Form DEF 14A filed October 28, 2015; https://www.linkedin.com/in/mike-keown.

[4] Company’s Form DEF 14A filed October 28, 2015; https://www.linkedin.com/in/mike-keown.

October 31, 2016

•	“Initially, Save Farmer Bros. was supportive of management; however, it became apparent in short order that the Board of Directors of Farmer Bros. (the “Board”) and management had little interest in engaging with shareholders to listen to their concerns” (page 5 of the investor presentation)

Save Farmer Bros. believes this statement is supported by our attempts at engagement with the Board and management for which we received limited substantive response. Examples of these attempts can be found in Exhibit 1.

•	“Recently, the Board has made several capital allocation decisions which we believe were subsequently contradicted by the Company’s hastily executed relocation of its corporate headquarters to another state” (page 9 of the investor presentation, emphasis added) and “We have witnessed the erosion of employee morale under Mr. Keown’s leadership, not to mention the 300 or so employees who lost their livelihood as part of his misguided decision to quickly move Farmer Bros.’ headquarters to Texas.” (letter to the Board attached as Exhibit 99.1 to Amendment No. 3 to the Schedule 13D, emphasis added). It is our understanding that the investigation and process undertaken by the Board and management began in August 2013, approximately 18 months before the February 2015 announcement, and preliminary investigations and analysis preceded that formal process. It is also our understanding that Jonathan Michael Waite, a member of Save Farmer Bros. and a Company employee, was an early proponent of the move and was deeply involved in the Company’s analysis.

Save Farmer Bros. believes this statement is supported by the fact that the projected cost of the corporate relocation ballooned from $80-$90 million to $121-$130 million.[5] We believe that it is reasonable to believe that the corporate relocation was hastily executed when its projected costs ballooned by approximately 50%.[6]

•	“We believe there is a troubling misalignment of interests between the Board and stockholders....we believe there is clearly a lack of significant stockholder representation on the Board.” (page 48 of the investor presentation). It is our understanding that three of the seven directors on the Board today are either a member of the Farmer family or serve on the Board as a result of Farmer family actions or requests.

Save Farmer Bros. believes this statement is supported by the fact that four out of seven directors are either the CEO or directors recruited by the CEO.[7] Additionally, we note that none of the current directors on the Board were appointed as a result of Save Farmer Bros. actions or requests.

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[5] Company’s Form 8-K filed February 5, 2015, Form 8-K filed September 12, 2016 and Form 8-K filed March 10, 2016.

[6] Company’s Form 8-K filed February 5, 2015, Form 8-K filed September 12, 2016 and Form 8-K filed March 10, 2016.

[7] https://www.linkedin.com/in/mike-keown.

October 31, 2016

•	“In 2012, Mike Keown was named CEO of the Company six months after Farmer Bros.’ stock price had stabilized and began its march higher” (page 5 of the investor presentation). It is our understanding that in 2012, Mike Keown was named CEO of the Company six months after Farmer Bros.’ stock price had stabilized. Specifically, on March 13, 2012, the Company issued a press release and filed a Form 8-K with respect to its hiring of Mr. Keown. At the close of business on March 13, 2012, the Company’s stock price was $11.11.

Save Farmer Bros. believes this statement is supported by the fact that on September 14, 2011, FARM stock closed at a near-term low of $4.60 per share.[8] In the next six months, the stock price appreciated 142%, to close at $11.11, when Mr. Keown was appointed CEO on March 13, 2012.[9] We believe stock price appreciation of 142% in six months can be considered a stabilization from its near-term lows.

8.	Page 5 of the investor presentation indicates that “management announced that the Company was moving its headquarters from Torrance, California to Northlake, Texas...” in April 2015. It is our understanding that the announcement was made in February 2015. Refer to the Form 8-K filed February 5, 2015. Please advise or revise.

Save Farmer Bros. acknowledges the Staff’s comment and would like to clarify to the Staff on a supplemental basis that FARM’s February 2015 announcement merely announced that FARM was moving its headquarters from Torrance, California to either Oklahoma or Texas.[10] It was not until April 2015 that FARM announced that the destination of the corporate relocation was to be Northlake, Texas.[11]

9.	Page 5 of the investor presentation appears to contain non-GAAP financial measures. Please advise us, with a view toward providing revised disclosure in future soliciting material, as to what consideration was given to whether non-GAAP financial measures were disclosed, and if so, the extent to which any plans exist to provide the additional disclosure required under Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K.

Save Farmer Bros. acknowledges the Staff’s comment. Page 5 of the Investor Presentation does not contain financial measures. If the Staff was referring to the table on page 20, adjusted operating income, then we believe it is implied by our language and tables that adjusted operating income is a non-GAAP measure. However, we will provide revised disclosure in future soliciting material and ensure that any non-GAAP financials are expressly labeled “non-GAAP.”

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman

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[8] Capital IQ.

[9] Capital IQ.

[10] Form 8-K filed February 5, 2015.

[11] Form 8-K filed April 28, 2015.

October 31, 2016

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the solicitation materials filed by the undersigned on each of August 29, 2016 and September 29, 2016 (together, the “Filing”), each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing.
•	The Staff’s comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Commission from taking any action with respect to the Filing.
•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

October 31, 2016

1964 Jeanne Ann Farmer Grossman Trust	1964 Carol Lynn Farmer Waite Trust

1964 Richard Francis Farmer Trust	1964 Roy Edward Farmer Trust

1969 Carol Lynn Farmer Waite Trust	1969 Jeanne Ann Farmer Grossman Trust

1969 Roy Edward Farmer Trust	1969 Roy F Farmer Trust

1969 Emily Marjorie Farmer Trust	1969 Richard Francis Farmer Trust

1972 Carol Lynn Farmer Waite Trust	1972 Jeanne Anne Farmer Grossman Trust

1972 Roy Edward Farmer Trust	1972 Roy F Farmer Trust

1972 Emily Marjorie Farmer Trust	1972 Richard Francis Farmer Trust

1987 Roy F Farmer Trust I	1987 Roy F Farmer Trust II

1987 Roy F Farmer Trust III	1987 Roy F Farmer Trust IV

1988 Roy F Farmer Trust I

Farmer Insurance Trust	1984 Jonathan Michael Waite Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Co-Trustee

October 31, 2016

Carol L Waite Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

2012 Grossman Irrevocable Trust

By:	/s/ Carol Lynn Farmer Waite
	Name:	Carol Lynn Farmer Waite
	Title:	Trustee

/s/ Carol Lynn Farmer Waite
Carol Lynn Farmer Waite
Individually and as attorney-in-fact for Suzanna Waite, Austin Waite, Emily Waite, Jonathan Waite (individually and as Trustee for the 2012 Waite Irrevocable Trust), Brynn Grossman, Brett Grossman, Scott Grossman, Tom Mortensen, John Samore, Jr., and Jennifer Gonzalez-Yousef